NEWS RELEASE

New York - AG	March 31, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces 2024 Mineral Reserve and Mineral Resource Estimates

Record Mineral Resource Levels and Strong Year-Over-Year Mineral Reserves Growth

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the 2024 Mineral Reserve and Mineral Resource estimates for its four operating mines in Mexico and its Jerritt Canyon Gold Mine in the United States, with an effective date of December 31, 2024. The Company's four operating mines in Mexico are: the Cerro Los Gatos Silver Mine (following the Company's recent acquisition of Gatos Silver, Inc., the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Jerritt Canyon Gold Mine is currently in temporary suspension with the Company focused on exploration, definition, and anticipated expansion of the Mineral Resources.  Although the Company did not complete the acquisition of Gatos Silver until January 16, 2025, the Company has included the Cerro Los Gatos Mineral Reserves and Resources as of December 31, 2024, for the purposes of this news release and the Company's annual information form for the year ended December 31, 2024 (the "2024 AIF").

"2024 marks another record milestone for First Majestic. Due to our strategic M&A activities and widely successful exploration program, we have increased our Mineral Resources to the highest level in the Company's history" stated Keith Neumeyer, President & CEO of First Majestic. "I am proud of what we have achieved in 2024 from an exploration and geology stance. We budgeted for a robust exploration program in 2024 and it has yielded exceptional results, most notably the high-grade gold and silver discovery at Santa Elena, Navidad, and impressive results at San Dimas, which sets us up for an exciting future ahead. We finished the year on a fantastic note and our team hit the ground running executing on our record 2025 exploration program."

In 2024, the Company increased its silver equivalent ("AgEq") ounce Proven and Probable Reserves by 45%, and its Measured & Indicated, and Inferred Mineral Resources by 25% and 23%, respectively. This strong increase in contained AgEq ounces was driven by the success of the Company's 2024 exploration program and the strategic acquisition of Gatos Silver.

2024 HIGHLIGHTS

• The Company agreed to acquire Gatos Silver, which holds a 70% joint venture interest in the Cerro Los Gatos Silver Mine, and the acquisition was completed subsequent to year-end.

• The Company completed 182,909 metres of exploration drilling during 2024.

• Reserves +45% Y/Y AgEq: Proven and Probable Mineral Reserves ("P&P") estimates at the Company's four producing mines totalled 17.9 million tonnes with 177.6 million AgEq ounces consisting of 86.8 million ounces of silver and 594,000 ounces of gold, 587 million pounds of zinc, 314 million pounds of lead, and 32 million pounds of copper (the Company's P&P Mineral Reserve estimates now include zinc, lead and copper following the addition of the Cerro Los Gatos Silver Mine), which represent a 60% increase in tonnes, a 55% increase in silver ounces and a 12% decrease in gold ounces for an aggregate 45% increase in AgEq ounces compared to the 2023 year-end P&P Mineral Reserves estimates. The significant growth in P&P Mineral Reserves reflects the addition of the Cerro Los Gatos Silver Mine. The Mineral Reserves for the Cerro Los Gatos Silver Mine are reported on a 70% attributable basis to the Company.

• M&I Resources +25% Y/Y AgEq: Measured and Indicated ("M&I") Mineral Resource estimates for the Company's four producing mines and the Jerritt Canyon Gold Mine totalled 34.8 million tonnes with 434.2 million AgEq ounces consisting of 135.2 million ounces of silver, 2.9 million ounces of gold, 672 million pounds of zinc, 360 million pounds of lead, and 35 million pounds of copper (the Company's M&I Mineral Resource estimates now include zinc, lead and copper following the addition of the Cerro Los Gatos Silver Mine). This represents a 36% increase in tonnes, a 41% increase in silver ounces and a 1% increase in gold ounces for an aggregate 25% increase in AgEq ounces compared to the 2023 year-end M&I Mineral Resource estimates. The significant growth of the M&I Mineral Resource estimates reflects the addition of the Cerro Los Gatos Silver Mine (reported on a 70% attributable basis to the Company), mining depletion and updated economic parameters. Exploration drilling results converted and added M&I Mineral Resources.

• Inferred Resources +23% Y/Y AgEq: Inferred Mineral Resource estimates for the Company's four producing mines and the Jerritt Canyon Gold Mine totalled 29.0 million tonnes with 350.3 million AgEq ounces consisting of 81.2 million ounces of silver, 2.9 million ounces of gold, 171 million pounds of zinc, 77 million pounds of lead, and 7 million pounds of copper (the Company's Inferred Mineral Resource estimates now include zinc, lead and copper following the addition of the Cerro Los Gatos Silver Mine). This represents a 30% increase in tonnes, a 25% increase in silver ounces and a 13% increase in gold ounces for an aggregate 23% increase in AgEq ounces compared to the 2023 year-end Inferred Mineral Resource estimates.  The substantial increase to the Inferred Mineral Resource estimates reflects the discovery and declaration of a maiden Inferred Mineral Resource Estimate for the Navidad gold and silver deposit (at Santa Elena), and the addition of the Cerro Los Gatos Silver Mine (reported on a 70% attributable basis to the Company).

• The Navidad discovery at Santa Elena added 2.3 million tonnes of Inferred Mineral Resources with 29.7 million AgEq ounces consisting of 5.9 million ounces of silver and 249,000 ounces of gold with metal grades of 81 g/t Ag and 3.42 g/t Au. To date, only a portion of the newly delineated vein system has been classified within the resource estimate, with significant upside potential to be realized through additional drilling.

2024 PRODUCTION TABLE

Concept	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	JERRITT CANYON	TOTAL
Ore Processed	Tonnes	776,812	1,012,523	897,406	-	2,686,742
Material from Reserves Mined and Processed	Tonnes	703,356	1,012,523	220,349	-	1,936,228
Material Mined from Areas Not In Reserves	Tonnes	73,456	-	677,057	-	750,513
Silver Produced	Ounces	4,543,931	1,514,364	2,342,502	-	8,400,797
Gold Produced	Ounces	50,432	103,540	164	2,405	156,542
Silver-Equivalent Produced from Gold	Ounces	4,281,328	8,751,949	13,891	207,463	13,254,631
Silver-Equivalent Produced (1)	Ounces	8,825,259	10,266,313	2,356,393	207,463	21,655,427

  AgEq ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the Company's 2024 AIF, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca. Numbers in the above are rounded, and totals may not sum as a result.

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

As of December 31, 2024, P&P Mineral Reserves estimates at the Company's four producing mines totalled 86.8 million ounces of silver, 594,000 ounces of gold, 587 million pounds of zinc, 314 million pounds of lead and 32 million pounds of copper, which represents a total of 177.6 million AgEq ounces.

The significant year-over-year P&P Mineral Reserve Estimate increase on an AgEq basis is driven by the addition of the Mineral Reserves at the Cerro Los Gatos Silver Mine (reported on a 70% attributable basis to the Company).

Proven and Probable Mineral Reserve Estimates with an Effective Date of December 31, 2024

Mine	Mineral	Tonnage	Grades						Metal Content
Category	Type	k tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

CERRO LOS GATOS (70% First Majestic Attributable)
Proven (UG)	All Mineral Types	2,187	281	0.27	0.09	2.05	4.23	439	19,773	19	4	99	204	30,892
Probable (UG)	All Mineral Types	4,773	107	0.18	0.27	2.05	3.64	274	16,421	28	28	216	383	42,027
Total Proven and Probable (UG)	Sulphides	6,960	162	0.21	0.21	2.05	3.83	326	36,194	48	32	314	587	72,919

SAN DIMAS
Proven (UG)	Sulphides	1,257	253	3.16				529	10,230	128				21,390
Probable (UG)	Sulphides	1,972	241	2.63				470	15,250	167				29,810
Total Proven and Probable (UG)	Sulphides	3,229	245	2.84	-	-	-	493	25,480	294	-	-	-	51,200

SANTA ELENA
Proven (UG - Ermitano)	Sulphides	797	85	3.65				518	2,173	93	-	-	-	13,272
Proven (UG - Santa Elena)	Sulphides	238	138	1.47				266	1,056	11	-	-	-	2,039
Probable (UG - Ermitano)	Sulphides	2,043	38	1.61				229	2,503	105	-	-	-	15,025
Probable (UG - Santa Elena)	Sulphides	930	143	1.23				250	4,265	37	-	-	-	7,461
Probable (Pad)	Oxides	387	27	0.42				69	330	5	-	-	-	860
Total Proven and Probable (UG+Pad)	All mineral types	4,395	73	1.78	-	-	-	274	10,328	252	-	-	-	38,657

LA ENCANTADA
Probable (UG)	Oxides	3,388	137	-				137	14,883	-				14,883
Total Probable (UG)	Oxides	3,388	137	-	-	-	-	137	14,883	-	-	-	-	14,883

Consolidated FMS
Proven (UG)	All mineral types	4,480							33,232	252	4	99	204	67,593
Probable (UG)	All mineral types	13,493							53,653	342	28	216	383	110,066
Total Proven and Probable	All mineral types	17,972							86,885	594	32	314	587	177,659

1. Mineral Reserves are classified per CIM Definition Standards and NI 43-101, derived from Measured & Indicated Resources, and are reported with a reference point of mined ore delivered to the plant.

2. For San Dimas, Santa Elena and La Encantada: Mineral Reserves are effective December 31, 2024, and account for depletion to that date.

3. For Cerro Los Gatos: Mineral Reserves are effective July 1, 2024, account for depletion to December 31, 2024, and are reported on a 70% attributable basis to the Company.

4. Reserve estimates were supervised or reviewed by Andrew Pocock, P.Eng., Internal Qualified Person for First Majestic per NI 43-101.

5. Silver equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract. The AgEq grade formulas vary and are presented in each mine section of the AIF.

6. Metal prices for Mineral Reserves estimates for the Santa Elena, San Dimas and La Encantada properties were $26/oz Ag and $2,200 oz Au; and metal prices for the Cerro Los Gatos property were $23/oz Ag, $1,850/oz Au, $0.95/lb Pb, $1.25/lb Zn and $4.0/lb Cu.

7. Modifying factors for conversion of resources to reserves include but are not limited to consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social and legal factors. These factors were applied to produce mineable stope shapes. These parameters are different for each mine and mining method assumed and are presented in each mine section of the AIF.

8. The cutoff grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the 2024 AIF.

9. Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.

10. Tonnage in thousands of tonnes, metal content in thousands of ounces, prices/costs in USD. Numbers are rounded, and as a result, may not sum due to rounding.

11. The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the 2024 AIF.

As of December 31, 2024, the M&I Mineral Resource estimates for the Company's four producing mines and its Jerritt Canyon Gold Mine totalled 434.2 million AgEq ounces consisting of 135.2 million ounces of silver, 2.9 million ounces of gold, 671.9 million pounds of zinc, 359.6 million pounds of lead, and 35.1 million pounds of copper.

The significant increase in M&I Mineral Resources relate to the additional M&I Mineral Resources  from the Cerro Los Gatos Silver Mine (reported on a 70% attributable basis to the Company), expansionary drilling results, and new cutoff grades from updated economic parameters including costs, recoveries and metal prices. M&I Mineral Resource estimates are reported inclusive of Mineral Reserve estimates.

As of December 31, 2024, the Inferred Mineral Resource estimates for the Company's four producing mines and its Jerritt Canyon Gold Mine totalled 350.6 million AgEq ounces consisting of 81.4 million ounces of silver, 2.9 million ounces of gold, 173.6 million pounds of zinc, 78.5 million pounds of lead, and 8.0 million pounds of copper.  The changes are primarily related to the discovery and declaration of a maiden Inferred Mineral Resource estimate for the Navidad project (at Santa Elena), the additional Inferred Mineral Resources from the Cerro Los Gatos Silver Mine (reported on a 70% attributable basis to the Company), expansionary drilling results, and new cutoff grades from updated economic parameters including costs, recoveries and metal prices.

Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2024

Mine / Project	Mineral	Tonnage	Grades						Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

CERRO LOS GATOS (70% First Majestic Attributable)
Total Measured (UG)	All Mineral Types	1,948	363	0.36	0.11	2.61	5.37	563	22,700	23	5	112	231	35,230
Total Indicated (UG)	All Mineral Types	4,339	130	0.22	0.32	2.59	4.61	333	18,080	31	30	248	441	46,400
Total Measured and Indicated (UG)	All Mineral Types	6,287	202	0.27	0.25	2.59	4.85	404	40,780	54	35	360	672	81,630
										-
SAN DIMAS
Measured (UG)	Sulphides	1,851	361	4.69		-	-	776	21,490	279	-	-	-	46,210
Indicated (UG)	Sulphides	3,025	280	2.97		-	-	543	27,220	289	-	-	-	52,820
Total Measured and Indicated (UG)	Sulphides	4,876	311	3.63		-	-	632	48,710	569		-	-	99,030
										-
SANTA ELENA
Total Measured (UG)	All Mineral Types	1,323	108	3.34				492	4,590	142	-	-	-	20,940
Total Indicated (UG)	All Mineral Types	4,465	81	1.80				282	11,670	259	-	-	-	40,420
Total Measured and Indicated (UG & Pad)	All Mineral Types	5,787	87	2.16	-	-	-	330	16,260	401		-	-	61,360

JERRITT CANYON										-
Total Measured (UG + OP)	Sulphides	6,150	-	5.08	-	-	-	436	-	1,005	-	-	-	86,140
Total Indicated (UG + OP)	Sulphides	5,824	-	4.77	-	-	-	409	-	894	-	-	-	76,620
Total Measured and Indicated (UG & OP)	All Mineral Types	11,975	-	4.93	-	-	-	423	-	1,899		-	-	162,760
									-	-
LA ENCANTADA
Total Indicated (UG & Tailings)	All Mineral Types	5,890	155	-	-	-	-	155	29,440	-	-	-	-	29,440
Total Indicated (UG & Tailings)	All Mineral Types	5,890	155	-	-	-	-	155	29,440	-		-	-	29,440
									-	-
TOTAL MATERIAL PROPERTIES
Total Measured (UG)	All Mineral Types	11,272							48,780	1,449	5	112	231	188,520
Total Indicated(UG & OP)	All Mineral Types	23,542							86,410	1,473	30	248	441	245,700
Total Measured and Indicated (UG & OP)	All Mineral Types	34,815							135,190	2,923	35	360	672	434,220

Inferred Mineral Resource Estimates with an Effective Date of December 31, 2024

Mine / Project	Mineral	Tonnage	Grades						Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Cu (M lb)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

CERRO LOS GATOS (70% First Majestic Attributable)
Inferred Total (UG)	All Mineral Types	1,942	103	0.16	0.16	1.81	3.99	258	6,440	10	7	77	171	16,100

SAN DIMAS
Inferred Total (UG)	Sulphides	5,329	250	2.89	-	-	-	506	42,810	495		-	-	86,630

SANTA ELENA
Inferred Total (UG + Pad)	Sulphides	6,271	85	2.41	-	-	-	333	17,150	486		-	-	67,070

JERRITT CANYON
Inferred Total (UG & OP)	Sulphides	12,982	-	4.63	-	-	-	397	-	1,933		-	-	165,660

LA ENCANTADA
Total Inferred (UG + Tailings)	All Mineral Types	2,438	189	-	-	-	-	189	14,800	-	-	-	-	14,800

TOTAL MATERIAL PROPERTIES
Total Inferred (UG & OP)	All Mineral Types	28,962							81,200	2,924	7	77	171	350,260

  Mineral Resource estimates are classified per CIM Definition Standards and NI 43-101.
  The Mineral Resource estimates have an effective date of December 31, 2024. Sample data was collected through a cutoff date of December 31, 2024, for the Material Properties except for the Cerro Los Gatos estimate, which was March 31, 2024.  All properties account for relevant technical information and mining depletion through December 31, 2024.
  The Cerro Los Gatos Mineral Resources are reported on a 70% FM attributable basis.
  Mineral Resource estimates were supervised or reviewed by David Rowe, CPG, Internal Qualified Person for First Majestic, per NI 43-101.
  Silver equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.
  Metal prices considered for all Mineral Resources estimates for the Santa Elena, San Dimas, Jerritt Canyon and La Encantada properties were $28/oz Ag and $2,400 oz Au. Metal prices considered for the Cerro Los Gatos Silver Mine were $23/oz Ag, $1,850/oz Au, $0.95/lb Pb, $1.25/lb Zn and $4.0/lb Cu.
  The cutoff grades and cutoff values used to report Mineral Resources are different for all mines. The cutoff grades, values and economic parameters are listed in the applicable section describing each mine section of the 2024 AIF.
  Mineral Resources are reported within mineable stope shapes or open pit shapes the cutoff values calculated using the stated metal prices and metal recoveries in the mine section of the AIF. The cutoff values include mill recoveries and payable metal factors appropriate to the existing processing circuit.
  No dilution was applied to the Mineral Resource which are reported on an in situ basis.
  Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces and millions of pounds. Totals may not add up due to rounding.
  Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties " of the 2024 AIF.

The Company also announces that its 2024 AIF has been filed under the Company's profile on SEDAR+ and is available at www.sedarplus.ca. In addition, an Annual Report on Form 40-F (the "40-F") has been filed with the United States Securities and Exchange Commission, and the 40-F is available on EDGAR and on the Company's website at www.firstmajestic.com.

Shareholders may also receive a copy of First Majestic's Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, British Columbia  V6C 3L2 or to info@firstmajestic.com.

QUALIFIED PERSON

Scientific and technical disclosure for the material properties is based on technical reports prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") (collectively, the "Technical Reports"). The Technical Reports have been filed on SEDAR+ at www.sedarplus.ca, with the exception of the Technical Report for the Cerro Los Gatos Silver Mine, which is available under Gatos Silver's SEDAR+ profile. The technical information has been updated with more current information where appropriate.

Gonzalo Mercado, P.Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.  Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, our Director of Mineral Development. Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Andrew Pocock, P.Eng., our Director, Reserves.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to future exploration activities and the results thereof. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.